Exhibit 23.1

KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5	Telephone (416) 228-7000 Fax (416) 228-7123 Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Celestica Inc.

We consent to the use of our audit report dated March 9, 2017, on the consolidated financial statements of Celestica Inc., which comprise the consolidated balance sheets as at December 31, 2016 and December 31, 2015, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016, and our audit report dated March 9, 2017 on the effectiveness of internal control over financial reporting which are incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
October 26, 2017
Toronto, Canada